UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission file number: 001-34958

EASON TECHNOLOGY LIMITED

Room 612, 6/F, KaiYue Comm Building, No. 2C,

Argyle Street, Mongkok Kowloon, Hong Kong,

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

The Company held its 2026 annual general meeting at 10:00 a.m., Eastern Time, on March 18, 2026 at the Company’s office at 27th Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, People’s Republic of China. Holders of a total of 163,345,295,776 class A ordinary shares, par value $0.00005 each (the “Class A Ordinary Shares”) and 512,232,237 class B ordinary shares, par value $0.00005 each (the “Class B Ordinary Shares”), out of a total of 174,077,555,803 Class A Ordinary Shares and 512,232,237 Class B Ordinary Shares issued and outstanding and entitled to vote as of the record date of January 30, 2026 were present at the Meeting, and a quorum for the transaction of business was present. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to fifty votes.

1.	Re-election of directors

The following individuals were re-elected or elected as directors to serve on the Board of Directors of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.

Director’s Name	For	Against	Abstain
Longwen (Stanley) He	188,200,427,626	723,300,000	33,180,000

Stephen Liao	188,200,427,626	723,300,000	33,180,000

Jun Hu	188,200,427,626	723,300,000	33,180,000

Hao Xu	188,135,147,626	788,580,000	33,180,000

Siyuan Xu	188,200,427,626	723,300,000	33,180,000

Halen Fu	188,195,747,626	727,980,000	33,180,000

Haitao He	188,200,427,626	723,300,000	33,180,000

2.

That conditional upon the registration by the Registrar of Companies of the Cayman Islands of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands with respect to the Capital Reduction (as defined below):

a)

the par value of each authorized and issued share in the capital of the Company be reduced from US$0.00005 per share to US$0.0000005 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$0.0000495 on each of the then issued shares of the Company (the “Capital Reduction”);

b)

the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act (As Revised) of the Cayman Islands, the Memorandum and Articles of Association of the Company and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

c)

immediately following the Capital Reduction, each of the authorized but unissued shares in the capital of the Company be sub-divided into 100 shares of a par value of US$0.0000005 each (the “Share Sub-Division”);

d)	immediately following the Capital Reduction and the Share Sub-Division, the authorized share capital of the Company shall be changed,

FROM: US$40,000,000 divided into (i) 780,000,000,000 Class A Ordinary Shares of a par value of US$0.00005 each, and (ii) 20,000,000,000 Class B Ordinary Shares of a par value of US$0.00005 each,

TO: US$400,000 divided into (i) 780,000,000,000 Class A Ordinary Shares of a par value of US$0.0000005 each (the "New Class A Ordinary Shares"), and (ii) 20,000,000,000 Class B Ordinary Shares of a par value of US$0.0000005 each (the "New Class B Ordinary Shares") by cancelling the excess authorized but unissued shares in the authorized share capital of the Company, and of which 174,077,555,803 New Class A Ordinary Shares and 512,232,237 New Class B Ordinary Shares are issued and are fully paid up and the remainder are unissued; and

e)

each of the New Class A Ordinary Shares and the New Class B Ordinary Shares arising from the Capital Reduction shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Memorandum and Articles of Association of the Company.

2

The shareholders approved the proposal.

For	Against	Abstain
187,995,767,626	955,020,000	6,120,000

3.

Subject to the Capital Reduction and Share Sub-Division taking effect, to approve and adopt the Fifth Amended and Restated Memorandum and Articles of Association of the Company, a form of which is attached hereto Exhibit 3.1 in substitution for the existing Fourth Amended and Restated Memorandum and Articles of Association of the Company, to reflect the Capital Reduction and the Share Sub-Division;

The shareholders approved the proposal.

For	Against	Abstain
188,025,827,626	897,960,000	33,120,000

4.	To approve the 2026 Equity Incentive Plan.

The shareholders approved the proposal.

For	Against	Abstain
188,061,167,626	868,620,000	27,120,000

Exhibit Index

Exhibit No.	Description
3.1	Form of the Fifth Amended and Restated Memorandum and Articles of Association of the Company

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eason Technology Limited

Date: March 18, 2026	By:	/s/ Longwen (Stanley) He
	Name:	Longwen (Stanley) He
	Title:	Chief Executive Officer

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